November 18, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 11, 2010

Definitive Proxy Statement
Filed March 24, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 0-51371

Dear Mr. Spirgel:

We enclose for your review Lincoln Educational Services Corporation’s (the “Company”) responses to the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission to the Company dated September 30, 2010, relating to the Company’s Form 10-K for the year ended December 31, 2009, Form 10-Q for the quarterly period ended June 30, 2010 and its Definitive Proxy Statement.  For convenience of reference, the comments in the Letter have been repeated below.

In certain of our responses to your comments, we indicate that we will provide additional disclosures in future filings.  The actual disclosure we make in future filings will necessarily be determined at the time of the filings and will reflect developments, including any changes in the Company’s compensation practices and plans or the Securities and Exchange Commission’s disclosure requirements.

Form 10-K for the Year Ended December 31, 2009

Accreditation. page 10

1.
Comment:  We note that your response letter dated October 27, 2010 inadvertently omitted your response to prior comment 2. Please confirm that you will expand your table listing accreditation for your schools to specify which schools are regionally or nationally accredited in future filings. Discuss the benefits and disadvantages of either accreditation (e.g. eligibility to participate in federal financial aid programs, transferability of credits to other institutions, etc.).

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.

Management’s Discussion and Analysis….. page 41

2.
Comment:  We note your response to comment 7 in your letter dated October 27, 2010. However it is not clear from your response why you believe that increases in tuition will not result in larger gaps between tuition costs and the amount of financing available to a student from sources other than the company. In addition, if your number of students continues to increase, tell us whether this may likely result in increases in your loan commitments based upon past experience with student financing. Please explain these figures by comparing percentage of starts receiving extended credit to percentage increase in tuition across time for fiscal years 2008 and 2009. Additionally, in future filings please disclose the difficulty in predicting bad debt expense as a result of prevailing uncertainty in the economy.

Response:  As per the Company’s discussion with the Staff on November 12, 2010, the Company does not believe that there is any direct correlation between tuition increases, the credit it extends to students and its loan commitments.  The Company’s loan commitments to its students are on a student by student basis and are predominantly a function of the specific student’s financial condition.   The Company only extends credit to the extent there is a financing gap between the tuition charged for the program and the amount of grants, loans and parental loans each student receives.  Each student’s funding is unique and factors that determine the amount of aid available to a student are:  student status (whether they are dependent or independent students), Pell grants awarded, Plus loans awarded or denied to parents and family contributions. As a result it is extremely difficult to predict how many students will need the Company to extend credit to them. The Company’s tuition increases have ranged historically from 3% to 5% annually and have not meaningfully impacted overall funding requirements, since the amount of financial aid funding available to students over the recent years has increased at greater rates than the Company’s tuition increases.

The Company reserves for bad debt based upon the Company’s experience and judgment.  In establishing its reserve, the Company considers, among other things, current and expected economic conditions, a student’s status (in-school or out-of-school), whether or not additional financial aid funding will be collected from Title IV Programs or other sources, whether or not a student is currently making payments, and overall collection history.   The Company’s analysis is updated quarterly to ensure that its reserves are aligned with current market conditions.  Changes in trends in any of these areas may impact bad debt expense.  While the Company experienced an increase in its bad debt expense as a percentage of revenue during 2009, the Company believes that this increase was largely attributable to prevailing economic conditions which have resulted in high unemployment levels.  For example, while the bad debt percentage was 7.0% as of

December 31, 2009, it decreased to 5.5% as of March 31, 2010 and increased again to 6.6% as of June 30, 2010. For the quarter ended September 30, 2010 the Company saw its bad debt expense rise to 7.7%, which we again believe is due to high levels of unemployment that have led to higher loan defaults.  As default rates are tied to the current economic environment and we believe unemployment levels, it is difficult to predict trends with any degree of certainty.   Accordingly, the Company believes that predicting bad debt expense for any period would not provide meaningful disclosure to investors.   In the Management’s Discussion and Analysis section of our filings the Company discloses its bad debt as a percentage of revenue as well as why we believe that these percentages have increased or decreased during the period.  As required, the Company also discloses within its filings the impact that a 1% increase or decrease in its bad debt would have on the Company’s financial statements.  The Company is aware of its obligation to identify and disclose known trends that are reasonably likely to have a material effect on our financial condition or operating performance and will make the required disclosure if such a trend develops, becomes known or occurs.

Compensation Discussion and Analysis, page 12

Base Salary, page 13

3.
Comment:  We note your response to comment 9 in your letter dated October 27, 2010. We note that you did not target a specific comparative compensation level for 2009 but it is not clear how this information was utilized by the compensation committee. Please advise.

Response:  In 2009 the Compensation Committee reviewed publicly available compensation information set forth in public filings with the Commission (including base salaries, annual incentive bonuses and equity-based compensation) for the following peer companies:  Career Education Corporation, Corinthian Colleges, Inc., Strayer Education, Inc. and Universal Technical Institute, Inc.  The purpose of this review was to determine whether the level of compensation proposed to be paid to the Company’s named executive officers during 2009 was outside the range of the compensation paid to the named executive officers at the peer group, with the understanding that adjustments would be considered if such proposed compensation proved to be an outlier outside the range.  The Compensation Committee determined that the compensation proposed to be paid to the Company’s named executive officers was within the peer group range and consequently that no adjustments were required.

*           *           *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Cesar Ribeiro
Cesar Ribeiro
Senior Vice President and
Chief Financial Officer